07087920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha CFS Corporation
Kabushiki Kaisha AIN PHARMACIEZ

(Names of Subject Company)

CFS Corporation
AIN PHARMACIEZ INC.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

CFS Corporation
AIN PHARMACIEZ INC.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CFS Corporation
Attn.: Nobue Sato
General Manager
General Administrative Division
Shinyokohama Mineta Bld. 5F, 3-19, Shinyokohama 2-chome,
Kohoku-ku, Yokohama-shi, Kanagawa 222-0033
Japan
(phone number: 81-45-476-7474)

AIN PHARMACIEZ INC.
Attn.: Masato Sakai
Director
Corporate Planning Division
2-1, Higashinaebo 5-jo 1-chome,
Higashi-ku, Sapporo-shi, Hokkaido 007-0805
Japan
(phone number: 81-11-783-5681)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated October 5, 2007 of CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") announcing the establishment of a holding company.[1]
2	English translation of a press release dated November 6, 2007 of CFS and AIN PHARMACIEZ announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.[2]
3	English translation of a press release dated December 13, 2007 of CFS explaining the share transfer ratio and announcing its analysis on the proposal made by AEON Co., Ltd. on November 16, 2007.[3]
4	English translation of a press release dated December 20, 2007 of CFS expressing an opinion against the proxy solicitation announced by AEON Co., Ltd. on December 17, 2007.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 4.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of CFS and AIN PHARMACIEZ has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2007.

---

[1] Previously furnished to the Commission as part of Form CB on October 5, 2007.

[2] Previously furnished to the Commission as part of Form CB Amendment No. 1 on November 6, 2007.

[3] Previously furnished to the Commission as part of Form CB Amendment No. 2 on December 13, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFS Corporation

By: /s/ Kenji Ishida
Name: Kenji Ishida
Title: Chairman, President & CEO

Date: December 21, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIN PHARMACIEZ INC.

By: ______________________

Name: Kiichi Ohtani
Title: President

Date: December 21, 2007

EXHIBIT 4

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

December 20, 2007

CFS Corporation
Kenji Ishida, Representative Director and President
(Tokyo Stock Exchange 1st Division Code No: 8229)
Attn: Takehiko Ishida, Director, Executive President,
Manager of the Business Planning Sub-Division
TEL: 045-476-7575

Our Opinion on AEON's Opposition against the Proposal for Integration

On December 13, 2007, CFS presented its response to the "Proposed Strategy to Improve Corporate Value Aiming the V-Shape Recovery of CFS Corporation" ("AEON Proposal") dated November 16, 2007 which was presented by AEON Corporation ("AEON"), WELCIA KANTO CO., LTD. and Maxvalu Tokai Co., Ltd. in relation to the business integration by share transfer ("Integration") with AIN PHARMACIEZ INC. (Higashi-ku, Sapporo. "AIN Pharmaciez").

On December 17, 2007, AEON presented a document titled "Starting Solicitation of Proxies for the Special Meeting of Shareholders of CFS Corporation" ("AEON Document"), and again voiced its opposition against the Integration at a press conference held by AEON on the same day.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

As we have repeatedly stated, CFS, still at this point, sincerely hopes that AEON provides us with an opportunity for consultation with AEON so that we may be able to establish an alliance between AEON and a new company group which will be established upon the Integration ("Integrated New Company Group"). CFS, which will be under the umbrella of the Integrated New Company Group, has already reached an agreement with AIN Pharmaciez to implement measures, etc., proposed for the drug store retail business and food business which may contribute to improvement of our corporate value, including continuing to maintain an equal partnership with AEON based on our alliance, and acting as a member of the WELCIA Group.

However, at this point, we have not received a response from AEON that they will agree to our invitation for consultation. Furthermore, as we thoroughly reviewed the AEON Document and contents of the statements made at the press conference by the AEON management, we have noticed that there seems to be some points not based on a correct understanding of our propositions and views, and we are concerned about that it may lead to misunderstandings among our other shareholders. Therefore, in order to provide the correct understanding of our propositions and views in light of the meanings and purposes of the Integration, we have decided that it is necessary to provide further explanation to you through this document and other measures. We sincerely ask for your understanding of the purpose and details of this proposal for the Integration.

The following is a summary of the points that we would like to explain. For further detail, please refer to the attached document "For Your Better Understanding of CFS's Propositions and Views Regarding the AEON Document."

1. AEON's Claim: "One CFS share is worth JPY 800 or more. The management integration with with Ain Pharmaciez values one CFS share as approximately JPY 500"

    CFS's Response: Appraisal of AIN Pharmaciez shares is requisite to analyze the share transfer ratio.

- In determining the share transfer ratio, CFS has computed a range of the theoretical value of the shares of both companies by utilizing various methods. However, the management of CFS can not publicly announce the expected value of the shares of our company, since it may violate relevant laws and regulations.
- CFS has not determined the theoretical value of its share to be "approximately JPY 500."
- CFS views that the AEON Document contains the following issues that misleads other CFS shareholders:
    - (1) AEON did not indicate a theoretical value for AIN Pharmaciez, thus the argument on share transfer ratio does not stand.
    - (2) AEON compares the market price of one CFS share (JPY504) based on the value of AIN Pharmaciez shares at one point, and the theoretical value of a CFS share based on AEON's prediction of the CFS future earnings (JPY 800 or above),

which are different in nature and a simple comparison cannot be made; thus, such an argument may cause misunderstanding among our shareholders.

2. AEON's Claim: "A shareholder of 1,000 CFS shares will receive 300 shares of the new joint holding company."

   CFS's Response: There will be no significant economic effect due to the share transfer ratio in this case, and the number of voting rights will not decrease for our shareholders.

- The number of shares CFS shareholders will receive will decrease, but the economic value of the shares held by the CFS shareholders based on a calculation of theoretical value before and after the share transfer will not be significantly different.
- The share unit will change from 500 shares to 100 shares for the integrated new company. Therefore, the number of voting rights held by the CFS shareholders will not decrease after the integration.
- The ownership ratio of the shareholders of each integrating company will decrease compared to pre-integration ownership (i.e., 100%); however, the economic value and rights such as voting rights of the shares owned by each shareholder will not lessen.

3. AEON's Claim: "CFS determined the share transfer ratio at a time when the business operation of CFS deteriorated, and the price of the CFS shares is slumping. CFS is attempting to complete the integration with a disadvantageous share transfer ratio while it attempts to improve its business independently."

   CFS's Response: CFS's determination of the share transfer ratio was a fair business judgment. The Integration at this time will lead to middle to long term sustainable growth for CFS.

- CFS is confident that improvement of the business performance is possible through its own efforts.
- Even if we delay the timing of the Integration, we cannot conclude that such a delay will always be advantageous for CFS shareholders, since price of CFS and AIN Pharmaciez shares may both rise due to improvement of the business performance.
- The purpose of the Integration is to accelerate improvement of the value for CFS shareholders in the future by strengthening prescription pharmacies operation, and to adapt to changes in the business environment before other companies.
- On January 25, 2007, President Okada expressed his opposition to the Integration. At the time, there was no discussion on the share transfer ratio. This seems to indicate that the fundamental reason for AEON's continuing opposition to the integration is not the share transfer ratio.

4. AEON's Claim: "(Management integration with AIN Pharmaciez) will invite the weakening of CFS's supermarket operation which benefits from advantage of scale."

   CFS's Response: CFS has agreed with AIN Pharmaciez to strengthen and grow its food operation as one of the pillars of operations of the Integrated New Company Group.

- We have confirmed with AIN Pharmaciez on a policy to strengthen and grow the food operation by full and prompt renovation of key stores and closing non-profitable stores. Therefore, the food operation will not be sold.
- Currently, AEON does not provide any private-brand (PB) merchandises for the food operation. Even though we will continue to hope to obtain AEON's understanding for the Integration and strongly request the realization of the introduction of "TOPVALU" merchandises for the food operation, we may seek a strategic alliance with other companies, if necessary, if this does not happen.

5. AEON's Claim: "We cannot find a synergy effect, since CFS and AIN Pharmaciez are in different business categories. It is expected that the possibility of creating synergy effect by the integration of AIN Pharmaciez and CFS drug stores, which operate under different business models, is quite slim."

   CFS's Response: Because the purpose of the Integration for CFS is to strengthen prescription pharmacies operation, the integration with AIN Pharmaciez, the leading company in the prescription pharmacies business, will create a significant effect.

- Through opening of stores with highly added value by strengthening prescription pharmacies operation, it will be possible to break away from homogenizing competition with competing stores.
- The Integration will allow CFS to deal with shortage of pharmacists, and to obtain an advanced pharmacy system. The integration with AIN Pharmaciez which can realize these merits is expected to create a large synergy effect.

6. AEON's Claim: "We expect the meeting between the heads (of CFS and AEON) is going to be held after the extraordinary meeting of shareholders on January 22, 2008."

   CFS's Response: CFS sincerely and continuously hopes to establish an alliance between the Integrated New Company Group and AEON, and we ask for a meeting of heads at an early stage.

- CFS sincerely and continuously hopes to establish an alliance between the Integrated New Company Group and AEON, and we continue to ask for a meeting between the presidents of both companies at an earliest possible date.

(Attachment)

For Your Better Understanding of CFS's Propositions and Views Regarding the AEON Document

1. AEON's Claim: "One CFS share is worth JPY 800 or more. The management integration with with AIN Pharmaciez values one CFS share as approximately JPY 500."

   CFS's Response: Appraisal of AIN Pharmaciez shares is requisite to analyze the share transfer ratio.

- In determining the share transfer ratio for the Integration ("Share Transfer Ratio") for the Integration, CFS has assessed the theoretical value per CFS common stock by utilizing various methods and the theoretical value per AIN Pharmaciez common stock by utilizing the same methods used in the assessment of CFS shares. The Share Transfer Ratio was decided based on the range of ratio between the theoretical value per AIN Pharmaciez common stock and per CFS common stock. However, our legal counsel has advised us that a public announcement of the theoretical value per CFS common stock, which was assessed in the course of determining the Share Transfer Ratio, will constitute a public announcement of the expected value of its shares by a public company, which may violate Article 157(ii) of the Financial Instrument and Exchange Law. Therefore, in our view, AEON, a public company, fully understands that CFS is restricted from announcing its assessed theoretical value per CFS common stock in response to the absolute standard of CFS shares that AEON is asserting.
- The assessment of the theoretical value per CFS common stock has a certain range, and CFS has not determined its theoretical value to be "approximately JPY 500 for management integration with AIN Pharmaciez" as asserted by AEON. In our view, AEON, which has preformed multiple business integrations and the like, fully understands that it is common that a range in the theoretical values occurs in usual business integrations.
- Based on the above two points, CFS believes that the AEON Document contains the following issues that may mislead other CFS shareholders:
  (1) In our view, if AEON is claiming that the Share Transfer Ratio is disadvantageous to the CFS shareholders, it should make an argument of the appropriateness of the Share Transfer Ratio based on a share transfer ratio calculated by comparing the theoretical value per AIN Pharmaciez common stock based on AEON's projection of future earnings, and the theoretical value per CFS common stock, based on AEON's projection of future earnings. As we have also pointed out in our press release dated December 13, 2007, AEON calculates the theoretical value per CFS common stock to be JPY 800 or more based on AEON's projection of CFS's future earnings, but AEON has not indicated any theoretical value per AIN Pharmaciez common stock based on AEON's projection of CFS's future earnings.
  (2) AEON has brought up the market price of AIN Pharmaciez shares, on the day before the announcement of the business integration, as the theoretical value per AIN Pharmaciez common stock (i.e. JPY 2,100), and at the same time, AEON adjusts the share transfer ratio on such price to calculate the value per CFS common stock (i.e.

JPY504). AEON then compares the value per CFS common stock (i.e. JPY504) based on the market price of the AIN Pharmaciez shares at one point, and the theoretical value per CFS common stock based on AEON's projection of the CFS future earnings, and makes a claim which may give an impression that the Share Transfer Ratio is determined by conditions which are disadvantageous to our shareholders. This is a comparison of two figures which cannot be simply compared because they are different in nature, and may cause misunderstanding among our shareholders.

Therefore, AEON's claim is based on an incomplete foundation to discuss the appropriateness of the Share Transfer Ratio.

2. AEON's Claim: "A shareholder of 1,000 CFS shares will receive 300 shares of the new joint holding company."

   CFS's Response: There will be no significant economic effect due to the Share Transfer Ratio, and the number of voting rights of the CFS shareholders will not be reduced.

- The Share Transfer Ratio is CFS is 0.30: AIN Pharmaciez 1.25; thus "a shareholder of 1,000 CFS shares will receive 300 shares of the new joint holding company." The value of these 300 shares will be equivalent to the original 1,000 CFS shares. In other words, although the number of shares CFS shareholders will receive will decrease, the economic value of the shares held by the CFS shareholders based on a calculation of theoretical value before and after the share transfer will not be significantly different because our shareholders will receive the shares of the integrated new company with a theoretical value which is 3.3 times more.
- The share unit will change from 500 shares to 100 shares for the integrated new company. Therefore, the number of voting rights held by the CFS shareholders will not decrease after the Integration.
- When there is business integration through merger or share transfer, the ownership ratio of the shareholders of each integrating company will necessarily be lower compared to pre-integration ownership ratio (i.e. 100%). However, the economic value or rights such as voting rights of the shares owned by each shareholder will not lessen.

3. AEON's Claim: "CFS determined the share transfer ratio at a time when the business operation of CFS deteriorated, and the price of the CFS shares is slumping. CFS is attempting to complete the integration with a disadvantageous share transfer ratio while it attempts to improve its business independently."

   CFS's Response: CFS's determination of the share transfer ratio was a fair business judgment. The Integration at this time will lead to middle to long term sustainable growth for CFS.

- The business performance of CFS is gradually improving in the business year 2007. CFS is confident that further improvement of the business performance is possible through its own efforts.

- An increase in the price of the CFS shares may be possible along with such improvement in business performance. However, it is also possible that the price of the AIN Pharmaciez shares will increase due to the improvement in their business performance.
- Therefore, even if the business integration is delayed in order to wait for the improvement of CFS's business performance and increase in CFS share price, the share transfer ratio may not always become advantageous to our shareholders. CFS's business judgment to make a decision of a fair share transfer ratio through taking various methods taking into consideration the future earning plan at this stage is more appropriate than AEON's claim, which could be understood to take a share price, which fluctuates everyday depending on speculations in the market, at one point in time in the future to decide the share transfer ratio.
- The purpose of the Integration is to adapt to the changes in the business environments before other companies, and accelerate the increase of shareholder value of CFS in the future. The business environment surrounding drug stores is changing rapidly. We have determined that taking an early measure to make a full-fledged development to establish drug stores with prescription pharmacies is the way to allow CFS to differentiate itself in a homogenizing competition in the drug store business, and lead to middle to long term sustainable growth for CFS by becoming a total health care corporation. AIN Pharmaciez is the largest prescription pharmacy company and has a top class competitive edge in the industry. In particular, as its advanced pharmacy system which supports the high growth of AIN Pharmaciez is used by the WELCIA Group, it could be said that it is even highly evaluated by the AEON Group. Therefore, we view that the decision by our management to the Integration at this time, to adapt expeditiously to such a change in the business environment, is appropriate.
- As mentioned in AEON's press conference on December 17, in the meeting on the Integration held among Mr. Motoya Okada, the Representative and Executive Officer of AEON, Mr. Kiichi Ohtani, the Representative Director and President of AIN Pharmaciez, and Mr. Kenji Ishida, the Representative Director, Chairman and President of CFS (chairman at that time) on January 25, 2007, Mr. Okada expressed his objection to the Integration. Even though there was no discussion on the share transfer ratio at that time, the objection to the Integration was clear. This compels us to reason that the fundamental reason for AEON's continuing opposition to the integration is not the share transfer ratio, but a different reason.

4. AEON's Claim: "(Management integration with AIN Pharmaciez) will invite the weakening of CFS's supermarket operation which benefits from advantage of scale."

   CFS's Response: CFS has agreed with AIN Pharmaciez to strengthen and grow its food operation as one of the pillars of operations of the Integrated New Company Group.

- We have confirmed with AIN Pharmaciez on a policy to strengthen and grow the food operation because it will be one of the pillars of the business for the Integrated New Company Group. Therefore, the new integrated company will not sell the food operation.
- Because the earning base of the group as a whole will be stabilized by the business integration with AIN Pharmaciez, a prompt and full renovation of the key stores and closing of unprofitable stores will become feasible. Specifically, we plan to rebuild Kimisawa Kannami, Kanuki and Toyota stores all of which are the major key stores of the food business operation after the Integration. Other major renovations will follow.

- The supply from AEON's private brand (PB) merchandise to our food operation has ceased since October 2004 when AEON request to dissolve our alliance. In May 2007, we have requested for the provision of the PB merchandise as a specific measure to in participating in the WELCIA activities. However, AEON has not yet replied to our request. We continue to hope to obtain AEON's understanding for the Integration and strongly hope to realize the introduction of the "TOPVALU" merchandise for the food operation.
- If we are unable to have AEON supply the PB merchandise, we will seek to find a strategic partnership with other companies which would be supported by our shareholders and our employees, to strengthen the food operation through supplementing the advantage of scale.

5. AEON's Claim: "We cannot find a synergy effect, since CFS and AIN Pharmaciez are in different business categories. It is expected that the possibility of creating synergy effect by the integration of AIN Pharmaciez and CFS drug stores, which operate under different business models, is quite slim.", "The difficulty in the business environment of the prescription pharmacy industry is expected to increase due to revisions of the pharmaceutical prices, etc."

   CFS's Response: Because the purpose of the Integration for CFS is to strengthen prescription pharmacies operation, the integration with AIN Pharmaciez, the leading company in the prescription pharmacies business, will create a significant effect.

   - One of the purposes of the Integration for CFS is to establish stores with highly added value by strengthening prescription pharmacies operation. As a result, CFS will be able to break away from homogenizing competition with competing stores. In regard to this point, significant synergetic effects are expected from the business integration with AIN Pharmaciez, the largest prescription pharmacy, which possesses an advanced pharmacy system and highly trained pharmacists.
   - Business integration with a similar drug store company will not solve the shortage of pharmacists, and thus it will be impossible to find a sufficient effect to strengthen the prescription pharmacy function. To achieve the purpose of this Integration, which is to strengthen the prescription pharmacy function, we are confident that AIN Pharmaciez, the largest prescription pharmacy company, is the best partner. Therefore, AEON's assertion that the effect of the integration cannot be found due to the differences in industries seems to be an intentional disregard of the most significant merit of the Integration.
   - As to the increase in the difficulty business environments due to revisions of the pharmaceutical prices, etc. in the prescription pharmacy industry, major changes to the business environment such as the adoption of registered seller system are also expected in the drug store industry.
   - Many companies which operate drug stores are expected to place the strengthening of the prescription pharmacy operation as an important management issue. It will become necessary to concurrently pursue the advantage of scale and expertise of the prescription pharmacy function in such an environment. Therefore, the business integration of AIN Pharmaciez, the largest prescription pharmacy company, and CFS, which has an established position in the drug store industry, is a highly effective strategy.

- The synergy effects that have been publicly announced are based on detailed and rigorous analyses conducted by both companies, and the projected numbers are conservative. Therefore, the synergy effects from the Integration are highly feasible.

6. AEON's Claim: "We expect the meeting between the heads (of CFS and AEON) is going to be held after the extraordinary meeting of shareholders on January 22, 2008."

CFS's Response: CFS sincerely and continuously hopes to establish an alliance between the Integrated New Company Group and AEON, and we ask for a meeting of heads at an early stage.

- We strongly wish to proceed with discussions based on the relationship of trust with AEON in light of the memorandum regarding the equal partnership entered into between AEON and CFS as of January 31, 2006. However, as stated above, AEON has expressed its intention not to hold a discussion by the presidents until the extraordinary meeting of the shareholders.
- CFS sincerely and continuously hopes to establish an alliance between the Integrated New Company Group and AEON, and we continue to ask for a meeting between the presidents of both companies at an earliest possible date.

END